May 10, 2000



    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940



We, as members of management of The Huntington VA Income Equity Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2000.

Based on this evaluation, we assert that the Fund were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2000 and for the period from December 31, 1999 (date of the last examination) through February 29, 2000, with respect to securities reflected in the investment accounts of the Fund.


Sincerely,




John Leven
Treasurer and Chief Financial Officer